SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

GRUPO IUSACELL, S.A. DE C.V.

(Name of Subject Company)

GRUPO IUSACELL, S.A. DE C.V.

(Name of Person(s) Filing Statement)

American depositary shares,
each representing 100 series V shares

Series V shares

(Title of Class of Securities)

40050B 20 9
(CUSIP Number of Class of Securities)

Russell A. Olson
Executive Vice President and Chief Financial Officer
Grupo Iusacell S.A. de C.V.
Prolongacion Paseo de la Reforma 1236
Colonia Santa Fe
Delegacion Cuajimalpa
05348 Mexico, D.F.
Telephone: 5255 5109-4400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

[x]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXHIBIT 99.1

The issuer also submitted the following press release to the Securities and Exchange Commission under cover of a Form 6-K filed on June 13, 2003.

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Iusacell Makes Announcement

MEXICO CITY--(BUSINESS WIRE)--June 13, 2003--Grupo Iusacell, S.A. de C.V. (Iusacell or the Company) (BMV:CEL) (NYSE:CEL) announced today that its two largest shareholders, Verizon Communications and Vodafone Americas BV, have agreed to tender all of their shares, representing 73.9% of the Company's outstanding shares, in a public tender offer to be commenced in Mexico and the United States of America by Movil Access, S.A. de C.V., a Mexican telecommunications service provider, a subsidiary of Biper, S.A. de C.V., which is part of Grupo Salinas.

The Company will make further public announcements in connection with the tender offer at the appropriate time and as required by Mexican and United States securities laws.

The Company's shareholders should read the Company's Solicitation/Recommendation Statement on Scheduled 14D-9 when it is filed by the Company with the Securities and Exchange Commission of the United States of America (the SEC) as it will contain important information. The Solicitation / Recommendation Statement and other public filings may from time to time by the Company with the SEC are available without charge from the SEC's web site at www.sec.gov.

About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell) (NYSE:CEL) (BMV:CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

CONTACT:

Grupo Iusacell, S.A. de C.V., Mexico City
Investor Contacts:

Russell A. Olson, 011-5255-5109-5751
russell.olson@iusacell.com.mx
or
Carlos J. Moctezuma, 011-5255-5109-5780
carlos.moctezuma@iusacell.com.mx